Mail Stop 3561

October 24, 2006

Mr. Thomas P. Smith
Vice President, Chief Financial Officer and Treasurer
Lydall, Inc.
One Colonial Road
Manchester DE, 06042

      RE: Lydall, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             Form 10-Q for Quarterly Period Ended March 31, 2006
             Form 10-Q for Quarterly Period Ended June 30, 2006
             Filed March 16, 2006, May 9, 2006 and August 8, 2006
             File No. 001-07665

Dear Mr. Smith:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-5

1. You disclose in Note 3 on page F-12 that you accounted for the high speed
   manufacturing line capital lease transaction as a sales-leaseback transaction. As
   such, it would appear that the sale of the equipment should be reflected as cash
   flows from investing activities as opposed to financing activities and that the
   capital lease transaction should be reflected as a non-cash investing and finance
   activity. With reference to authoritative guidance please tell us your basis for
   presenting the "Reimbursement of cash from leasing company" as a financing
   cash inflow.

Notes to Consolidated Financial Statements, page F-7

Note 1. Significant Accounting Policies, page F-7

2. Please tell us whether all of your tooling contracts relate to products you will
   supply to your customers under long term supply agreements. If so, please
   disclose in future filings that all of your tooling contracts relate to products you
   will supply to customers under long-term supply contracts. If not, tell us why
   EITF 99-5 applies to tooling contracts that are not related to long term supply
   contracts and why those contracts should not be accounted for in accordance with
   SOP 81-1. We may have further comment after reviewing your response.

3. With respect to tooling contracts that relate to products you will supply to your
   customers under long term supply contracts accounted for in accordance with
   EITF 99-5, please tell us:

   - your basis in GAAP for recording costs as inventories as opposed to other
     assets and/or billed and unbilled accounts receivable, as applicable, and
     for recognizing revenue and related costs upon customer acceptance of the
     tooling;

   - how you account for the excess costs or reimbursements under the sales
     arrangements referred to the first paragraph and your basis in GAAP for
     your accounting treatment;

- the amount of revenues and related cost of sales recognized during each year presented.

Revenue Recognition, page F-9

4. In your response to our comment letter dated June 6, 2005 you provided us a proposed revision clarifying your accounting policy for sales returns and allowances that you intended to include in future filings. It does not appear that you have included the proposed revision in the filing. Please do so in future filings or advise.

Note14. Commitments and Contingencies, page F-25

5. Please tell us you basis in GAAP for classifying the reversal of the environmental accrual in other income as opposed to operating income.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant